Dynamic Acquisition Inc.
24 Scarsdale Ave.
Scarsdale, NY 10583
914-672-0285 (tel)        914-206-4122 (fax)

February 23, 2009

Celeste Murphy
Mr. John Harrington
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

    Re:  Dynamic Acquisition Inc., File No. 000-53517
            Letter of Comment dated December 29, 2008

Gentlemen/Madam:

    In response to the comment letter from the Securities and Exchange Commission of December 29, 2008, we are filing herewith Amendment No. 1 to the Form 10 of Dynamic Acquisition Inc. (the "Company").

    In addition, we hereby acknowledge that:

    The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Joseph Russo
President